SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Companhia Aberta

CNPJ/MF 33.042.730/0001-04

NIRE nº 35-3.0039609.0

MATERIAL FACT

COMPANHIA SIDERÚRGICA NACIONAL ("Company") hereby informs its shareholders and the market in general that the Board of Directors authorized, on this date, the sale, by the Company, of up to 30,391,000 common shares of its own, held in treasury, in order to comply with the provisions of Article 9 of CVM Instruction 567/2015. The sale operations shall be carried out as of the present date, including, but not later than, April 30, 2018, through trading on the Stock Exchange, at market price, with the following brokerage firms: Itaú Corretora de Valores SA , Av. Brig. Faria Lima, 3,500, 3rd floor, São Paulo - SP and Concórdia S / A C.V.M.C.C, Rua Líbero Badaró, 425, 23º andar, São Paulo - SP. The number of Company shares outstanding in the market, pursuant to item I, §3 of art. 8 of CVM Instruction 567/2015, is 637,569,054 shares.

The Board of Directors delegated powers to the Executive Officers to take any and all measures to implement the resolution, including the date of commencement of sale of shares.

Sao Paulo, April 20, 2018.

Marcelo Cunha Ribeiro

Executiv Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 20, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.